[MainSource Financial Group logo]





June 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Mr. Gregory Dundas

Re:      MainSource Financial Group, Inc.
         Registration Statement on Form S-3
         File No. 333-124018

Dear Mr. Dundas:

MainSource Financial Group, Inc. hereby withdraws its previously submitted request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may be effective at 3:00 p.m., Washington, D.C. time, on June 9, 2005, or as soon as practicable thereafter.

Very truly yours,


/s/  Donald A. Benziger

Donald A. Benziger
Senior Vice President
and Chief Financial Officer